

Map data ©2020
Quick biteBreakfastLunchHealthy Options
7 Grain Army

Wellness Bakery and Food Manufacturer

88 Roebling Street
Brooklyn, NY 11211
Get directions
Coming Soon
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
7 Grain Army is seeking investment to secure working capital and launch the second phase of our business.
First LocationOperating Pop-upsGenerating RevenueExpanding LocationLease Secured
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5 for the next $50,000 invested.
PRESS
Matthew Tilden's Hotly Anticipated Sequel to Scratchbread is Opening in Williamsburg

"Hey Williamsburg, you gots a new neighbor," the chef wrote in a post to Instagram on Thursday

Cult-Favorite Bakery Scratchbread Will Return to Brooklyn as Seven Grain Army

Scratchbread's pecan sticky buns will return — if Matthew Tilden can find one more investor

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Matthew Tilden
Founder

Matthew Tilden is a seasoned chef of two decades, a culinary influencer in New York City and a graduate of the Culinary Institute of America. He worked with James Beard award winning Best Chefs Larry Forgione and Melissa Kelly, influencing his path to Executive Chef and entrepreneurship. In 2009, Matthew started SCRATCHbread, a burgeoning food brand, and was recognized as one of 30 of New York's most Influential Chefs/Entrepreneurs under 30, by Zagat. After pushing the limits of his storefront/walk-up window, Matthew has re-focused his entrepreneurship to manufacturing a line of wholesome all natural baked goods aimed at improving wellness. Matthew consults and has launched multiple successful hospitality projects and is also embarking on a virtual cookbook.

Jeffrey Olsen
Co-Founder / Managing Partner

Jeffrey Olsen has 15 years of experience in the hospitality industry on both sides of the Atlantic. Jeffrey's career trajectory has provided a unique mix of training in culinary arts, guest experience, event production and operations. His journey as a culinary professional included stops at High Street on Hudson, Meyers Bageri, the WIlliamsburg Hotel's Brooklyn Bread Lab and Peck's specialty market. Jeffrey holds a

Bachelor's degree in Philosophy from Colgate University and a Master's in Hospitality Management from Universitat Ramon Llull and Hogeschool Maastricht.

UNIQUE VALUE PROPOSITION

7 Grain Army creates everyday, purpose-based eating through nourishing, accessible comfort foods. All of our recipes are loaded with immune-boosting superfoods and designed with preventative nutrition in mind, but so tasty and satisfying that every bite feels like a treat. This isn't health food; it's about creating a healthier relationship with food.

7GA DECK
MISSION

7 Grain Army empowers the everyday eater to answer food cravings with mindful, health conscious choices.

BUSINESS DESCRIPTION

We are a wellness bake shop, food manufacturer and lifestyle brand providing convenient, feel good eats to help navigate your daily routine.

Jumpstart the morning with wholesome muffins crafted from gut friendly flours, natural sugars and plant-based fats, ready to go from your home freezer to bakery quality fresh in a matter of minutes.
Robust, flavorful spreads make snacking as delicious as it is satiating, and elevate every bite into a protein-ripped energy boost.
Just add water to a packet of dehydrated turmeric tonic for an effervescent pick-me-up, or to an expertly cooked and seasoned grain pilaf for an easy, nourishing meal at the end of a long day.
Whether you visit our Brooklyn micro-bakery cafe window, pick up ready-to-eat goods from the freezer aisle of your favorite retail grocery store, or subscribe to a weekly "purpose box" delivered straight to your doorstep, we make it easy to incorporate nutrient rich whole grains into your diet.
HISTORY AND BACKGROUND

Originally founded as a wholesale bakery business by Matthew Tilden in 2009, SCRATCHbread accumulated a top client list of New York restaurants and coffee shops, including Danny Meyer's Union Square Cafe.

In the next five years, SCRATCHbread would grow from a $75,000 annual wholesale business to an $85,000 a month phenomenon, on a remote corner of Bed-Stuy without a single seat.
7 Grain Army is the next step in the evolution - a clean line of baked goods, spreads and ready-to-eat products made in New York's hottest neighborhood, with the heart and soul of one of Brooklyn's most beloved cult food brands.
LOCATION
88 Roebling Street, on the southwest corner of North 7th Street, is only one block from the Bedford Avenue subway in the center of Williamsburg, with hundreds passing on a daily basis.
The neighborhood consists of busy professionals and young families, demographics who esteem good taste, affordability, wellness and fun in their food choices.
CURRENTLY RAISING

7 Grain Army has successfully raised $50,0000 to secure our lease, initiate Phase 1 build-out, purchase equipment and pay for branding and design. Additional funds will be used to cover payroll, ingredient costs and operating expenses during our Phase 1 roll out, and to help push through to Phase 2 of our plan. This means we can increase capacity and grow our revenue streams, and continue investing into our customers, staff and partners to build a community that benefits everyone.

PHASE 2 - MICRO-MANUFACTURING AND DTC
Build-out and additional equipment to optimize space for scaling production capacity and order fulfillment
Extended operating hours for walk-up window
Launch of frozen product line with local retailers (Depanneur, Campbell & Co), home delivery vendors (Baldor, Chef's Warehouse) and proprietary Direct-to-Consumer sales
Previous

Next

2020
Finish Phase 1

Phase 1 - Bake-Shop Pop-Up

2020
Capital Raise

Receive Investment through Mainvest to wrap up Phase 1 and Begin Phase 2 of our journey!

SPRING 2021
Complete Phase 2

Phase 2 - Micro-Manufacturing and DTC

2021
Start Phase 3

Phase 3 - Co-Packing

PHASE 1 - BAKE-SHOP POP-UP
Walk-up window bake-shop in the heart of Williamsburg
Live marketing and brand interaction with target demographics
7 Grain Muffins - sold by the box, or toasted and topped with signature sweet and savory condiments
Beverages - drip coffee, cold brew, turmeric tonic and kombucha
Slab Cake - thick, streusel topped, whole grain coffee cake
Savory - egg wraps in house made tortillas, grain bowls and grits
PHASE 3 - CO-PACKING
Outsource production to a co-packer partner
Secure partnerships with big box retailers (Whole Foods)
Williamsburg location remains heart and soul of brand, but space can now be repurposed as an interactive "showroom," test kitchen for new product development and classes
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$705,120	$1,036,140	$1,336,607	$1,805,350	$1,859,509
Cost of Goods Sold	$189,629	$304,636	$387,073	$623,427	$706,613
Gross Profit	$515,491	$731,504	$949,534	$1,181,923	$1,152,896

EXPENSES

Bank Services Charges	$1,200	$1,230	$1,260	$1,291	$1,323
Computer & Internet	$6,000	$6,000	$6,000	$6,000	$6,000
CC Processing Fees	$23,269	$34,192	$44,107	$59,575	$61,362
Misc Expenses	$8,000	$8,200	$8,405	$8,615	$8,830
Office Supplies	$1,500	$1,537	$1,575	$1,614	$1,654
Design	$5,000	$5,125	$5,253	$5,384	$5,518
Professional Fees	$8,000	$8,200	$8,405	$8,615	$8,830
Rent	$31,500	$60,000	$61,200	$90,000	$92,400
Maintenance	$8,000	$8,200	$8,405	$8,615	$8,830
Sanitation	$6,000	$6,150	$6,303	$6,460	$6,621
Utilities - Electricity	$18,000	$18,450	$18,911	$19,383	$19,867

Equipment $2,500 $2,562 $2,626 $2,691 $2,758

Payroll Taxes $27,846 $40,918 $52,783 $71,293 $73,431

Payroll Processing $12,000 $12,300 $12,607 $12,922 $13,245

Payroll (Excluding Owners) $185,640 $272,789 $351,894 $475,301 $489,559

Internet - Guest $1,200 $1,230 $1,260 $1,291 $1,323

Operating Profit $169,836 $244,421 $358,540 $402,873 $351,345

This information is provided by 7 Grain Army. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

7GA 4 YEAR PROJECTIONS.pdf

Investment Round Status

$10,000

TARGET

$150,000

MAXIMUM

This investment round closes on October 14, 2020. 0 people have invested so far.

Summary of Terms

Legal Business Name SPORKconcepts LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 0.3%-4.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

No operating history

Seven Grain Army was established in 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 10/21/20, 7 Grain Army has debt of $25,000 outstanding and a cash balance of $0. This debt is sourced primarily from (Private Investor) and will be senior to any investment raised on Mainvest. In addition to the 7 Grain Army's outstanding debt and the debt raised on Mainvest, 7 Grain Army may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 7 Grain Army to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

We're still in the thick of some really tough times, and the hospitality industry has been particularly hard hit, so why try to open something now? Well, our vision is to build a food manufacturing brand, not just a corner bakery - to create a diverse set of revenue streams, reach a much wider market, and not be completely reliant on a single brick-and-mortar location.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 7 Grain Army, and the revenue of 7 Grain Army can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

That said, we think we're being pretty modest about our projections, especially in the first year. And our products are HIGHLY SCALABLE, meaning our three phase plan for sustained growth is pretty good bet to deliver consistent returns.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 7 Grain Army competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 7 Grain Army's core business or the inability to compete successfully against the with other competitors could negatively affect 7 Grain Army's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in 7 Grain Army's management or vote on and/or influence any managerial decisions regarding 7 Grain Army. Furthermore, if the founders or other key personnel of 7 Grain Army were to leave 7 Grain Army or become unable to work, 7 Grain Army (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 7 Grain Army and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 7 Grain Army is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

7 Grain Army might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If 7 Grain Army is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt 7 Grain Army

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect 7 Grain Army's financial performance or ability to continue to operate. In the event 7 Grain Army ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 7 Grain Army nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible

that you would make a different decision if you had more information.

Lack of Ongoing Information

7 Grain Army will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and 7 Grain Army is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although 7 Grain Army will carry some insurance, 7 Grain Army may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, 7 Grain Army could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect 7 Grain Army's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of 7 Grain Army's management will coincide: you both want 7 Grain Army to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want 7 Grain Army to act conservative to make sure they are best equipped to repay the Note obligations, while 7 Grain Army might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If 7 Grain Army needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with 7 Grain Army or management), which is responsible for monitoring 7 Grain Army's compliance with the law. 7 Grain Army will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 7 Grain Army is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if 7 Grain Army fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of 7 Grain Army to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by 7 Grain Army. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.